Press Release	June 4, 2021

Largo Resources Announces Filing of Final Base Shelf Prospectus

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) reports that it has obtained a receipt for a final short form base shelf prospectus (the "Shelf Prospectus") from the securities regulatory authorities in each of the provinces and territories of Canada. A corresponding registration statement on Form F-10 (the "Registration Statement") has been filed with the United States Securities and Exchange Commission (the "SEC") under the Canada/U.S. Multijurisdictional Disclosure System ("MJDS"). The Company filed the Shelf Prospectus to replace its prior base shelf prospectus, which expired in March 2021.

The Shelf Prospectus and Registration Statement (when effective) qualify the distribution from treasury and secondary distribution of up to CAD$750 million of common shares, warrants, units, debt securities and subscription receipts (collectively, "Securities") or any combination thereof, during the 25-month period that the Shelf Prospectus remains effective (subject to MJDS eligibility). The specific terms of any future offering of Securities will be set forth in a prospectus supplement to the Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC in connection with any such offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. A copy of the Shelf Prospectus can be found on the Company's SEDAR profile at www.sedar.com, and a copy of the Registration Statement (once effective) can be found on EDGAR at www.sec.gov, and may be obtained without charge from the Chief Financial Officer of Largo at 55 University Avenue, Suite 1105, Toronto, Ontario, M5J 2H7, Canada.

Revised Annual Information Form

The Company also announces that it has today filed a revised annual information form for the year ended December 31, 2020 to incorporate the reconciliation of mineral reserve and mineral resource estimates for the Campbell Pit at the Company's Maracás Menchen Mine as at December 31, 2020, and to clarify that all members of the Company's audit committee meet the applicable independence requirements. The revision was requested by the Ontario Securities Commission as a part of its review of the Company's preliminary base shelf prospectus dated May 19, 2021.

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking statements in this press release include, but are not limited to, statements with respect to the amount and terms of any offering of Securities under the Shelf  Prospectus  and  Registration Statement, the effectiveness of the Registration Statement, the filing of any prospectus supplement, and the advancement of VCHARGE± vanadium redox flow battery technology. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.